Mail Stop 3010

September 29, 2009

Mr. Terry L. Stevens
Chief Financial Officer
Highwoods Realty Limited Partnership
3100 Smoketree Court, Suite 600
Raleigh, NC 27604

      Re: Highwoods Realty Limited Partnership
             Form 10-K for the year ended December 31, 2008
             File No. 0-21731

Dear Mr. Stevens:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Item IA. Risk Factors, page 7

1. Please provide us with a more detailed discussion of the following risks, and confirm that you will provide similar disclosure in your future filings:

    *   *Our performance is subject to risks associated with real estate investment,* page 7 – The description of this risk is vague and generic. Identify the specific adverse effects that you have experienced as a result of these bulleted risks, especially the one entitled "Economic Downturns."

    *   *Illiquidity of real estate investments…, page 8* – Identify the specific adverse effects that you have experienced as a result of illiquidity, particularly in the current market.

2. Please add a risk factor to discuss the particular risks currently associated with rising vacancy rates for commercial property, particularly in large metropolitan areas. The risk factor should describe actual trends in the current market for commercial real estate as well as the risks of higher vacancy rates, such as lower revenues, reduced rental rates, and increased tenant improvements or concessions. In the alternative, please discuss in the "Investment Objectives, Strategy and Criteria" section why such risks are not applicable to your business.

Financing Structure and Activity, page 34

3. We note your disclosure regarding your $137.5 million term loan and your $70 million secured construction facility. Please file these agreements or tell us why you have not filed these agreements as exhibits to the Form 10-K. Refer to Item 601 of Regulation S-K.

Item 9A. Controls and Procedures, page 49

4. We note that your report generally uses the terms such as "we" and "our" to collectively mean the company and the operating partnership. Please revise your disclosure to specifically and distinctly address Highwoods Properties, Inc. and Highwoods Realty Limited Partnership as we believe that you should provide separate disclosure regarding controls and procedures for each separate registrant. Please apply this comment to management's annual report on internal control over financial reporting as well as to disclosure controls and procedures.

Financial Statements

Investments, page 130

5. Please tell us and disclose what method of revenue recognition you have applied
    to your sale of residential condominiums and how you have complied with
    paragraph 37 of SFAS 66 and EITF 06-8.

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please submit a
response letter with your amendment on EDGAR that keys your responses to our
comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of the
  United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.   Please contact Angela McHale, Staff Attorney, at (202) 551-3402 or Jennifer Gowetski, Staff Attorney, at (202) 551-3401 with regard to legal comments.

Sincerely,

Kevin Woody
Branch Chief